Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

June 25, 2014

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)

  Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on May 14, 2014, June 4, 2014 and June 24, 2014, regarding Post-Effective Amendment No. 101 to the Registration Statement on Form N-1A for the Direxion iBillionaire Index ETF (the “Fund”), a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on March 28, 2014. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	In footnote one to the Fund’s “Annual Fund Operating Expenses” table please consider revising the footnote to describe what the Operating Services Fee includes, rather than indicating what it excludes.

Instruction 3(c)(i) to Item 3 on Form N-1A provides that the “Other Expenses” line item to the fee table provide “all expenses not otherwise disclosed in the table that are deducted from the Fund’s assets or charged to all shareholder accounts.” The Trust notes that the Operating Services Agreement is a unitary fee arrangement that is appropriately disclosed as an “Other Expense” line item. The Trust notes, however, that disclosure of the broad range of services that are covered by the Operating Services Fee would involve a lengthy and cumbersome discussion of services, as it would necessitate including large sections of the Operating Services Agreement. In the interest of brevity and clarity, the Trust identifies those items that are not covered by the Operating Services Fee, which provides a more streamlined disclosure of the coverage of the Operating Services Fee.

Securities and Exchange Commission

June 25, 2014

2.	Please confirm supplementally that the contractual fee waiver agreement will be filed with the SEC.

The Trust confirms that the amended Appendix A to the Operating Expense Limitation Agreement was filed with the SEC in the Trust’s Post-Effective Amendment No. 102.

3.	Please provide the estimated Acquired Fund Fees and Expenses (“AFFEs”) as a line item in the Fund’s “Annual Fund Operating Expenses” table or confirm supplementally that the Fund’s AFFEs amount to less than 0.01%.

The Trust responds by confirming supplementally that it does not currently expect that the Fund’s AFFEs will exceed 0.01%, and therefore AFFEs are not included as a line item in the Fund’s expense table.

4.	Pursuant to Rule 418, please provide the Index methodology supplementally to clarify how the billionaires included in the Index are selected.

The Trust confirms that the requested information was provided to the Staff supplementally pursuant to Rule 418.

5.	Please confirm supplementally that the Index methodology as disclosed in the Fund’s Prospectus under “Principal Investment Strategies” aligns with the methodology presented by the index provider.

The Trust confirms that the Index methodology as disclosed in the Fund’s Prospectus is consistent with the methodology furnished by the index provider.

6.	In the third paragraph under the section “Principal Investment Strategy”, please remove the reference to inclusion of “…the Manager’s personal holdings…” as personal holdings are not required to be disclosed on Form 13F.

The Trust responds by removing the identified disclosure.

7.	Under the section “Principal Investment Risks”, with respect to the “13F Data Risk”, please note that 13F filers are not synonymous with the “billionaire” as an individual. Accordingly, please remove any references to 13F filers as individual billionaires.

The Trust responds by removing any such references.

8.	Under the section “Principal Investment Risks”, with respect to the “13F Data Risk”, please add “or the full investment strategy of a particular investor” to the end of the fourth sentence for clarification purposes.

The Trust responds by including the requested disclosure.

Securities and Exchange Commission

June 25, 2014

9.	Please include disclosure noting that Form 13F provides historical equity transactions and does not predict trading activity in the text of “13F Data Risk” under the section “Principal Investment Risks”.

The Trust responds by including the requested disclosure.

10.	Please add “on up to a 45 day delay” following “…at quarter’s end,…” in the second sentenced of the second paragraph in the “13F Data Risk” under the section “Principal Investment Risks”.

The Trust responds by including the requested disclosure.

11.	Please consider including the types of positions that are reported on Form 13F in the “13F Data Risk” under the section “Principal Investment Risks”, because there are certain positions that are not required to be reported on Form 13F.

The Trust responds by including the requested disclosure.

12.	Please consider moving “Form 13F Data Risk” to be the first risk under the “Principal Investment Risks” section to give the risk greater prominence.

The Trust responds by moving the risk accordingly.

13.	Please consider noting that Form 13F does not include information about trading, such as purchases and sales during the quarter or the prices at which shares are bought and sold.

The Trust responds by including the requested disclosure.

14.	Please consider moving “Index Risk” to be the second risk under the “Principal Investment Risks” section to give the risk greater prominence.

The Trust responds by moving the risk accordingly.

15.	Please consider including Small-Capitalization Risk as the Fund may invest in companies with market capitalizations that may be classified as small-capitalization companies.

The Trust responds by including “Small and/or Mid Capitalization Company Risk” to the Fund’s principal investment risks.

16.	Please consider including risks related to the technology and financial sectors as the iBillionaire Index is currently weighted 31% and 30% in the technology and financial sectors, respectively.

The Trust notes that the iBillionaire Index is rebalanced each quarter and may rebalance more frequently if a corporate event such as bankruptcy, delisting, merger or an acquisition causes the security to become ineligible for inclusion in the Index. Sector weightings may change as the Index is rebalanced and as a result, related sector risks may change or no longer apply.

Securities and Exchange Commission

June 25, 2014

17.	Please consider adding the disclosure “although the Fund intends to do full replication” prior to the discussion that the Fund may gain exposure to only a representative sample of the securities in the iBillionaire Index that have aggregate characteristics similar to those of the Index, since the Index is only comprised of 30 stocks. Please also consider tailoring this disclosure to be consistent with how the Fund will actually be investing.

The Trust responds by adding the following disclosure to the first sentence of the last paragraph under the section “Principal Investment Strategies”:

“Although the Fund intends to fully replicate the Index, at times…”

18.	Please disclose the potential for high portfolio turnover in the Fund’s principal investment strategy to more closely align with the risks disclosed under the section “Principal Investment Risks”, including “High Portfolio Turnover Risk”.

The Trust responds by modifying the requested disclosure to remove “High Portfolio Turnover Risk” from the Fund’s “Principal Investment Risks” section.

19.	The statistical analysis provided under the section “Additional Information Regarding Investment Techniques and Policies” does not seem to be applicable to the Fund. Please consider tailoring this disclosure so that it is applicable to the Fund.

The Trust responds by modifying the disclosure as applicable to the Fund.

Statement of Additional Information

1.	Under the section “Investment Restrictions,” please consider revising the first sentence of fundamental investment limitation number four in order to clarify the investment limitation.

The Trust responds by clarifying the first sentence of fundamental investment limitation number four.

*    *    *    *

Securities and Exchange Commission

June 25, 2014

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis

Name:	Eric W. Falkeis
Title:	Principal Executive Officer

cc:    Eric S. Purple, K&L Gates LLP

  Angela Brickl, Rafferty Asset Management LLC